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                          July 22, 2020

       Andrew Jackson
       Chief Financial Officer
       Ra Medical Systems, Inc.
       2070 Las Palmas Drive
       Carlsbad, CA 92011

                                                        Re: Ra Medical Systems,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2020
                                                            File No. 333-239887

       Dear Mr. Jackson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences